

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Yingkai Xu
Chief Executive Officer
Mingteng International Corp Inc.
Lvhua Village, Luoshe Town
Huishan District, Wuxi
Jiangsu Province, China 214189

      Re: Mingteng International Corp Inc.
          Amendment No. 3 to Registration Statement on Form F-1
          Filed November 22, 2023
          File No. 333-270953

Dear Yingkai Xu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2023 letter.

Amendment No. 3 to Form F-1 filed November 22, 2023

Related Party Transactions, page 116

1.   We note your disclosure that "[s]et forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this prospectus," however, it appears that you have only provided related party transaction disclosure for the years ended December 31, 2020, 2021 and 2022 and the six months ended June 30, 2022 and 2023. Item 7.B. of Form 20-F requires that you include information since the beginning of the company's preceding three financial years up to the date of the document. Please advise or revise.

Exhibits

2.   Please have counsel revise Exhibit 5.1 to:
        • remove assumption 2.11. It is not appropriate for counsel to assume that the company is
        not in bankruptcy; and
        • revise Section 3 to recognize that the shares to be sold by the selling shareholder are
        already outstanding and fully paid.

General

3.   We note your response to prior comment 1. We also note that you have not fully restored
        your disclosure to the existing disclosure as contained in the May 26, 2023 registration
        statement. Please restore your disclosure wherever applicable. Refer to our prior comment
        1 in our letter dated November 15, 2023.

        Please contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please
contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing